EXHIBIT 3
AMENDMENT TO BYLAWS
OF
WIRELESS RONIN TECHNOLOGIES, INC.
EFFECTIVE AUGUST 16, 2007
Section 5.1 of the Bylaws of Wireless Ronin Technologies, Inc. is hereby amended to add the following paragraph:
     “Notwithstanding any other provision in these Bylaws, some or all of any or all classes and series of shares of the Corporation may be uncertificated. The Corporation may adopt a system of issuance, recordation and transfer of its shares by electronic or other means not involving any issuance of certificates, including provisions for notice to purchasers in substitution for any required statements on certificates, and as may be required by applicable corporate securities laws, which system has been approved by the United States Securities and Exchange Commission. Any system so adopted shall not become effective as to issued and outstanding certificated securities until the certificates therefor have been surrendered to the Corporation.”